                                                        Christopher S. Auguste
                                                        Partner
                                                        Phone 212-715-9265
                                                        Fax 212-715-8277
                                                        cauguste@KRAMERLEVIN.com

                                 August 17, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      InterAmerican Acquisition Group Inc.
                           Amendment No. 9 to Registration Statement on Form S-1
                           Filed August 17, 2006
                           File No. 333-125558
                           -------------------
Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we
respond as follows to the Staff's comment letter received on August 3, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 9 to the
Registration Statement, a copy of which has been marked with the changes from
Amendment No. 8 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 9 to Pam Howell. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

         Please note that we have removed the last risk factor (relating to general solicitation in the private placement) under the subheading "Risks associated with our business" based on our understanding that the Staff has taken the position that this risk is not material to investors.

General
-------

         1.   WE PARTIALLY REISSUE PRIOR COMMENT ONE FROM OUR LETTER DATED JUNE
              30, 2006. PLEASE STATE WHETHER YOU HAVE EVALUATED THE
              MANUFACTURING INDUSTRY. WE ALSO NOTE THE SIGNIFICANT EMPHASIS MADE
              TO MANAGEMENT'S EXPERIENCE IN THE MANUFACTURING

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

              INDUSTRY. PLEASE CLARIFY WHETHER MANAGEMENT HAS BEEN MADE AWARE OF
              POTENTIAL BUSINESS OPPORTUNITIES THROUGH ITS INVOLVEMENT IN THE
              INDUSTRY.

         As discussed with the Staff, while the Company anticipates focusing on and is limited to acquiring a business in the U.S. manufacturing and services sector, it has not selected a specific industry in which the Company will search for a business to acquire. The Company may, for example, eventually acquire a business in or that serves the health care industry, transportation industry, information technology industry, or any number of industries, but will only complete a business combination with a business that primarily manufactures products or provides services in the selected industry or industries.

         Accordingly, management has not evaluated the "manufacturing" industry nor has it evaluated any other specific industry. Further, management has not sought or been made aware of potential acquisition opportunities based on its experience in the manufacturing or service sectors. In response to the Staff's comment, we have revised the disclosure throughout the prospectus to clarify that the Company anticipates focusing on acquisition opportunities in the manufacturing and service sectors (as differentiated from industries or businesses) within any possible array of industries that meet the criteria set forth in the prospectus.

Prospectus Summary, page 1
--------------------------

         2.   WE NOTE THE STATEMENT THAT "WE HAVE THE LATITUDE TO ACQUIRE A
              MANUFACTURING OR SERVICE BUSINESS DOMICILED ANYWHERE IN THE WORLD
              . . . ." THIS APPEARS TO INDICATE THAT YOU ARE LIMITED TO
              MANUFACTURING OR SERVICE BUSINESSES, WHICH APPEARS TO CONTRADICT
              DISCLOSURE ELSEWHERE THAT YOU ARE NOT LIMITED TO A PARTICULAR
              INDUSTRY. PLEASE RECONCILE THE DISCLOSURE THROUGHOUT. IF YOU ARE
              SPECIFICALLY LIMITED TO THE MANUFACTURING AND SERVICE SECTOR MAKE
              CLEAR THROUGHOUT THE PROSPECTUS.

         Please see our response to the Staff's comment one above. We have revised the disclosure throughout the prospectus to clarify that the Company is limited to effecting an initial business combination or making an acquisition only in the manufacturing or services sectors.

         3.   WE CONTINUE TO NOTE THE STATEMENT THAT YOU WILL PAY THE COSTS
              ASSOCIATED WITH DISSOLUTION AND LIQUIDATION FROM THE REMAINING
              ASSETS OUTSIDE THE TRUST. PROVIDE THE BASIS FOR YOUR STATEMENT
              THAT YOU BELIEVE THERE SHOULD BE SUFFICIENT FUNDS AVAILABLE OUT OF
              THE TRUST ACCOUNT.

         For the Staff's information, to the extent such funds are not available, the principals of InterAmerican Capital Partners II LLC have agreed to advance us the necessary funds and have agreed not to seek repayment for such expenses.

                                     - 2 -

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

         4.   CLARIFY THE LIMITATIONS THAT RESULT FROM THE NAMED INDIVIDUALS
              BEING PERSONALLY LIABLE SEVERALLY. IN ADDITION, REVISE SIMILAR
              DISCLOSURE IN THE RISK FACTORS SECTION.

         In response to the Staff's comment, we have revised the disclosure on pages 9, 15, 45 and F-7 of the prospectus.

         5.   WE NOTE THAT THE PERSONAL LIABILITY OF TWO EXECUTIVE OFFICERS IS
              LIMITED TO VENDORS AND THUS WOULD NOT INCLUDE THIRD PARTY
              CREDITORS. CLARIFY THOSE SPECIFIC TRANSACTIONS THAT WOULD NOT BE
              COVERED BY THESE AGREEMENTS. WE NOTE THE REMOVAL OF THE REFERENCES
              TO "THIRD PARTY CREDITORS;" HOWEVER, THE DISCLOSURE SHOULD MAKE
              CLEAR TO INVESTORS THOSE CLAIMS THAT WOULD BE COVERED AND THOSE
              CLAIMS THAT WOULD NOT BE COVERED BY THESE AGREEMENTS. ALSO, IN
              LIGHT OF THIS LIMITATION, CLARIFY THROUGHOUT THE PROSPECTUS THIS
              POTENTIAL CLAIM AGAINST THE AMOUNT INDIVIDUALS WOULD RECEIVE FROM
              THE TRUST ACCOUNT IN THE EVENT OF DISSOLUTION AND LIQUIDATION.
              REVISE SIMILAR DISCLOSURE IN THE RISK FACTORS SECTION. WE MAY HAVE
              FURTHER COMMENT.

         As we discussed with the Staff, the "third party creditors" exclusion has been deleted from the insider letters and we have revised the disclosure on pages 9, 15, 45 and F-7 of the prospectus to clearly state the extent of the officers' liability for potential claims against the trust.

Risk Factors, page 10
---------------------

         6.   WE NOTE THAT THE AGREEMENT WITH THE TWO OFFICERS WHO HAVE AGREED
              TO BE PERSONALLY LIABLE FOR CERTAIN CLAIMS STATES THAT "THE
              FOREGOING SECTION IS NOT FOR THE BENEFIT OF ANY THIRD PARTY
              CREDITORS OF THE COMPANY." PLEASE EXPLAIN THE REASON FOR THIS
              STATEMENT. ALSO, IT APPEARS THAT THE EFFECT OF THIS STATEMENT IS
              TO NEGATE THE INDEMNIFICATION BEING PROVIDED AND SHOULD BE
              REMOVED. IF YOU DECIDE NOT TO REMOVE THE DISCLOSURE, YOU SHOULD
              ADD A RISK FACTOR AT THE BEGINNING OF THIS SECTION.

         In response to the Staff's comment, we have revised Exhibit 10.1 and
10.2 to delete the exclusion of "third party creditors" from the insider letters.

         7.   EXPLAIN IN RISK FACTOR TEN THE REFERENCE TO "A TIME THAT IS
              DISADVANTAGEOUS TO OUR WARRANT HOLDERS."

         In response to the Staff's comment, we have revised the risk factor on page 17 of the prospectus.

         8.   PLEASE REVISE RISK FACTOR 11 TO CLARIFY THE WARRANTS HAVE NO CASH
              SETTLEMENT PROVISIONS, YOU HAVE NO OBLIGATION TO SETTLE THE
              WARRANTS IN THE ABSENCE OF AN

                                     - 3 -

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

              EFFECTIVE REGISTRATION STATEMENT, AND THE WARRANTS CAN EXPIRE
              UNEXERCISED OR UNREDEEMED.

         In response to the Staff's comment, we have revised the risk factor on pages 17-18 of the prospectus.

         9.   THE AMENDED UNIT PURCHASE OPTION DOES NOT EXPLICITLY STATE YOU
              HAVE NO OBLIGATION TO SETTLE THE UNIT PURCHASE OPTION IN THE
              ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AND THAT THE OPTION
              CAN EXPIRE UNEXERCISED. PLEASE EXPLAIN TO US HOW YOU HAVE
              CONSIDERED THIS IN EVALUATING THE CLASSIFICATION OF THE UNIT
              PURCHASE OPTION UNDER THE GUIDANCE IN EITF 00-19.

         The Company has revised the Unit Purchase Option to provide that holders of the purchase option have no right to a net-cash settlement in the event that the units, shares of common stock underlying the units, the warrants and the shares of common stock underlying the warrants are not registered. Based on that change, the other provisions of the Unit Purchase Option and the disclosure in Amendment No. 9, the Company believes that the purchase option is properly classified as equity and not as a liability.

         10.  WE NOTE THE CONCURRENT PRIVATE PLACEMENT WARRANT OFFERING. ADD A
              SEPARATE RISK FACTOR DISCUSSING THE FACT THAT THE PRIVATE
              PLACEMENT WARRANTS BY AN INSIDER MAY BE EXERCISABLE AT TIMES WHEN
              THE WARRANTS ISSUED IN THE PUBLIC UNIT OFFERING MAY NOT BE
              EXERCISABLE AND DISCUSS THE RESULTANT RISKS. WE MAY HAVE FURTHER
              COMMENT.

         In response to the Staff's comment, we have added a separate risk factor on page 18 of the prospectus.

Proposed Business, page 33

         11.  PROVIDE THE BASIS FOR MANAGEMENT'S BELIEF THAT "ATTRACTIVE
              OPPORTUNITIES REMAIN FOR BOTH MANUFACTURING AND SERVICE BUSINESSES
              TO EXTEND OPERATIONS IN LOW-COST COUNTRIES TO SUPPORT U.S. SALES
              AND TO CAPTURE ORGANIC GROWTH OPPORTUNITIES IN DEVELOPING AND
              RAPIDLY GROWING MARKETS" AND THAT "THESE OPPORTUNITIES ARE
              EXPECTED TO DERIVE FROM INITIATIVES TO APPLY HIGHER SKILL LEVELS,
              MORE SOPHISTICATED INFRASTRUCTURE AND GREATER CAPITAL INTENSITY TO
              THE TARGET COMPANY'S OPERATIONS OUTSIDE THE UNITED STATES,"
              ESPECIALLY GIVEN THE REPRESENTATIONS THAT MANAGEMENT HAS TAKEN NO
              STEPS IN FURTHERANCE OF IDENTIFYING ANY TARGET BUSINESSES. IF
              MANAGEMENT HAS TAKEN ANY PRELIMINARY STEPS IN IDENTIFYING
              POTENTIAL TARGET BUSINESSES, THE DISCLOSURE SHOULD BE REVISED
              ACCORDINGLY.

         As discussed with the Staff, we have revised the disclosure throughout the prospectus to remove any promotional language.

                                     - 4 -

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

         12.  PLEASE EXPLAIN THE STATEMENT THAT YOU WILL NOT ENTER INTO AN
              INITIAL BUSINESS COMBINATION WITH ANY ENTITY THAT IS AN AFFILIATE
              OF MANAGEMENT. WE MAY HAVE FURTHER COMMENT.

         For the Staff's information, the Company will not enter into an initial business combination or acquire a target business with any entity that is an affiliate of management. However, after completing an initial business combination and if the management deems it to be in the best interest of the
Company and its stockholders, the Company may enter into a business combination with an affiliate in subsequent business combinations. We have added this disclosure to the prospectus.

Management, page 54
-------------------

         13.  WE NOTE THAT EACH OF THE OFFICERS OF THE COMPANY DISCLOSES A
              SIGNIFICANT LEVEL OF EXPERIENCE IN CROSS-BORDER TRANSACTIONS. IN
              EACH CASE, A SUBSTANTIAL PART OF SUCH EXPERIENCE IS DERIVED FROM
              SUCH INDIVIDUAL'S EXISTING AND ONGOING INVOLVEMENT IN PRIVATE
              EQUITY FUNDS, OR SIMILAR INVESTMENT VEHICLES OR INVESTMENT ADVISOR
              FIRMS. IN LIGHT OF THE ONGOING NATURE OF THE INVOLVEMENT OF THE
              OFFICERS/DIRECTORS WITH INTERAMERICAN GROUP AND ITS PREDECESSOR;
              AND THE COMPANY'S STATED INTENT TO AT LEAST INITIALLY FOCUS ON
              ACQUISITION CANDIDATES THAT WOULD BENEFIT FROM EXPANDING ITS
              OPERATIONS OUTSIDE THE UNITED STATES, IN PARTICULAR MEXICO OR
              LATIN AMERICA, PLEASE PROVIDE THE FOLLOWING DISCLOSURE: (I) FOR
              EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY, PROVIDE A LISTING
              OF EACH ENTITY WITH WHICH A CONFLICT OF INTEREST MAY OR DOES EXIST
              WITH THE COMPANY; (II) INDICATE FOR EACH SUCH ENTITY THE PRIORITY
              AND PREFERENCE SUCH ENTITY HAS RELATIVE TO THE COMPANY WITH
              RESPECT TO THE PERFORMANCE OF OBLIGATIONS AND THE PRESENTATION OF
              BUSINESS OPPORTUNITIES; (III) IN LIGHT OF THE FACT THAT EACH
              OFFICER/DIRECTOR IS LOOKING AT THE SAME COMPANIES WITH RESPECT TO
              BOTH THE COMPANY AND THOSE OTHER ENTITIES IN WHICH EACH SUCH
              INDIVIDUAL IS INVOLVED, IT WOULD APPEAR THAT ALL CONTACTS AND
              DISCUSSIONS CURRENTLY BEING CONDUCTED BY EACH SUCH INDIVIDUAL ARE
              RELEVANT TO THE COMPANY AND ITS BUSINESS OPERATIONS (INCLUDING
              POTENTIAL ACQUISITION TARGETS) AND SHOULD BE FULLY DISCLOSED AND
              DISCUSSED IN THE PROSPECTUS; AND (IV) TO THE EXTENT THAT ANY OF
              THE OFFICERS/DIRECTORS HAVE ESTABLISHED CRITERIA BY WHICH THEY ARE
              EVALUATING ANY CONTACTS OR DISCUSSIONS INSOFAR AS THEY RELATE TO
              THE COMPANY, DISCLOSE SUCH CRITERIA AND DISCUSS HOW THEY ARE
              APPLIED. WE MAY HAVE FURTHER COMMENT.

         For the Staff's information, we have revised the disclosure in the prospectus to clarify that it is the intention of each officer and non-independent director (Morro and Sinkin) of the Company to present to the
Company any business opportunities he or she is made aware of prior to presenting such opportunity to another entity and that the officers and non-independent directors of the Company do not have any pre-existing

                                     - 5 -

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

fiduciary obligations to any entities that would prohibit this or cause a conflict of interest to exist with the Company. In addition, we have disclosed on pages 57-58 of the prospectus that our independent directors (Messrs. Bazet,
Blanco and Wolfson) are subject to pre-existing fiduciary obligations to the entities that they serve as officers and/or directors and may present opportunities to such entities before presenting them to us.

         For the Staff's information, Messrs. Morro and Sinkin are not currently involved in or a part of any private equity firm or fund other than as limited partners or passive investors with no role in identifying, selecting or disposing of investments. Instead, Messrs. Morro and Sinkin, through
InterAmerican Advisors LLC, provide advisory services to U.S. and Canadian companies that are doing business in Latin America and elsewhere and to Latin
American companies that are doing business in the U.S. and Canada. Their advisory services consist of evaluating third party arrangements, conducting due diligence and assisting in the negotiation of cross-border transactions. In providing these advisory services, Messrs. Morro and Sinkin are not analyzing target businesses or seeking acquisitions for InterAmerican Acquisition Group,
Inc., instead they are providing advisory services to the clients of
InterAmerican Advisors and in such capacity are precluded from activities that would conflict with their clients' interests such as using information gathered for their own purposes or to benefit the Company. While Messrs. Morro and Sinkin have, in the past, invested personally (or through affiliated entities they have formed for the purpose of holding their investments) in private equity transactions, and are free to make such direct investments in the future, they have agreed, as mentioned above, to present to the Company prior to presenting such opportunity to another entity any investment or acquisition opportunities that it is permitted to make or that would be relevant to its business operations.

         For the Staff's information, none of Messrs. Bazet, Blanco or Wolfson
(the independent directors) is currently involved in or is a part of any private equity firm or fund. Unlike Messrs. Morro and Sinkin, none of these independent directors will be actively involved in seeking an acquisition target on behalf of the Company. As directors of the Company, these independent directors are expected to become involved in evaluating a potential acquisition target primarily after management has identified such a potential opportunity and presented it for them to consider on behalf of the Company. For the Staff's information, these outside directors have duties as officers or directors of separate other entities that, like the duties of Messrs. Morro and Sinkin to the clients of InterAmerican Advisors LLC, preclude them from activities or sharing proprietary information that would conflict with the interests of their employers. Although none of their roles with their respective entities is focused on identifying and evaluating acquisitions, if any of the outside directors becomes involved in evaluating acquisitions or business combinations for these entities, they will have to maintain the confidentiality of that activity and the information they may learn would not be made available to the
Company. We acknowledge that the possibility exists that one or more of the independent directors could become aware of a potential acquisition, other than in connection with their duties as officers and directors of their respective employers, and could pass that information on to the Company's management.

                                     - 6 -

Mr. John Reynolds
United States Securities and Exchange Commission
August 17, 2006

Principal Stockholders, Page 48
-------------------------------

         14.  WE NOTE THE SALE OF SHARES BY MR. WOLFSON IN A PRIVATE
              TRANSACTION. PROVIDE AN ANALYSIS AS TO HOW THE TRANSACTIONS ITSELF
              COMPLIED WITH RULE 144.

         The Company believes that an exemption under the Section 4 (1 1/2) is available for the private resale of shares by Mr. Wolfson and that Rule 144 is inapplicable.

         15.  THE PERCENT OF OWNERSHIP FOR MESSRS. MORRO AND WOLFSON SHOULD BE
              REVISED IN LIGHT OF THE CHANGES IN THE AMOUNT OF OWNERSHIP IN THE
              LAST AMENDMENT.

         In response to the Staff's comment, we have revised the percentage ownership of Messrs. Morro and Sinkin shown in the table on page 59 of the prospectus.

Shares Eligible For Future Sale, page 66
----------------------------------------

         16.  PLEASE EXPLAIN THE BASIS FOR THE STATEMENTS REGARDING THE DATES
              WHEN SHARES WOULD BE ELIGIBLE FOR SALE UNDER RULE 144 IN LIGHT OF
              THE APPLICABILITY OF THE KEN WORM LETTER TO THESE SHARES.

         In response to the Staff's comment, we have revised the disclosure to clarify that the shares will not be eligible for resale under Rule 144 and that the shares may only be resold through registration under the Securities Act.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                       Very truly yours,

                                       /s/ Christopher S. Auguste
                                       --------------------------
                                       Christopher S. Auguste

cc:      Mr. William C. Morro

                                     - 7 -